October 25, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Attention:  John Reynolds, Assistant Director

Re:	Respect Your Universe, Inc.
Registration Statement on Form S-1
Filed August 19, 2011
File No. 333-176411

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 14, 2011.

Responses:

Incorporation by Reference, page 30

1.	The Registration Statement has been revised to include all required information on Form S-1 and no longer incorporates by reference certain information from prior SEC filings.

Part II
Exhibits, page 41

2.	The Registration Statement has been revised to include our relevant financial statements and financial statement schedules in interactive data format.’

Signatures, page 45

3.	The signature page to the Registration Statement has been revised to include the signature of our principal executive, financial and accounting officer in such capacity.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ John Wood
John Wood
President
Respect Your Universe, Inc.